WASHINGTON, D.C. 20549

BB 3/6

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

In... and Dealers Securities Exch... -5 Thereunder

02003412

SEC FILE NO. 8- 52564

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM / DD / YY) AND ENDING 12/31/01 (MM / DD / YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Market Axess, Inc.

Official Use Only

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

140 Broadway, 42 Floor
(No. and Street)

New York (City) New York (State) 10005-1101 (Zip Code)


SEC MAIL
RECEIVED
PROCESSING
MAR 0 4 2002
WASH, D.C.
143
SECTION

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James N.B. Rucker (212) 813-6383
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name -- if individual, state last, first, middle name)

PricewaterhouseCoopers LLP

1177 Avenue of the Americas New YOrk New York 10036
(ADDRESS) Number and Street City State Zip Code

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 6 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (1-78)

3-22-02

OATH OR AFFIRMATION

I, James N.B. Rucker, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Market Axess, Inc., as of December 31, ~~19~~ 2001 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Head of Operations & Finance

Title

SUSAN A. KACHURA
Notary Public, State of New York
No. 01KA5074829
Qualified in Kings County
Commission Expires 3/24/03



Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing page
- ☒ (b) Statement of Financial Condition
- ☒ (c) Statement of Income (loss)
- ☐ (d) Statement of Changes in Financial Condition
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation
- ☐ (m) A copy of the SIPC Supplemental Report
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (646) 471 4100


PROCESSING
RECEIVED
MAR 04 2002
143
WASH., D.C.
SECTION

Report of Independent Accountants on Internal Accounting Control Required by SEC Rule 17a-5

To the Board of Directors and Stockholders of
MarketAxess Inc.

In planning and performing our audit of the consolidated financial statements and supplemental schedules of MarketAxess Inc. (the "Company") for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provision of Rule 15c3-3.

Because the Company does not carry security accounts for customers or perform custodial functions relating to customer's security accounts; we did not review the practices and procedures followed by the Company in any of the following:

1. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System;
2. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers required by Rule 15c3-3; and
3. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions

are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding customer and firm assets, including securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 15, 2002

MarketAxess Inc.

Statement of Financial Condition
December 31, 2001


SEC MAIL PROCESSING
RECEIVED
MAR 0 4 2002
143
WASH. D.C.
SECTION

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (646) 471 4100

Report of Independent Accountants

To the Board of Directors and Stockholders of
MarketAxess Inc.

In our opinion, the accompanying consolidated statement of financial condition, presents fairly, in all material respects, the financial position of MarketAxess Inc. and its subsidiaries at December 31, 2001, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 15, 2002

MarketAxess Inc.
Consolidated Statement of Financial Condition
December 31, 2001

Assets	
Cash and cash equivalents	$ 11,905,075
Short-term investments, at market value	26,612,665
Accounts receivable	1,183,946
Prepaid expenses	1,141,097
Furniture, equipment and leasehold improvements - net of accumulated depreciation and amortization of $5,752,985	6,068,473
Software development costs, net of amortization of $3,549,967	5,279,100
Deposits with clearing brokers and rental deposits	3,181,644
Other assets	669,598
Total	$ 56,041,598
Liabilities, Redeemable Preferred Stock, and Stockholders' deficit	
Liabilities -	
Accounts payable, accrued expenses and other liabilities	$ 10,254,963
Redeemable convertible preferred stock - 5,136,789 shares authorized and outstanding	
Redeemable convertible preferred stock - Series A, $0.01 par value, 8%, 1,822,785 shares authorized and outstanding	24,000,063
Redeemable convertible preferred stock - Series C, $0.01 par value, 8%, 607,595 shares authorized and outstanding	10,500,000
Redeemable convertible preferred stock - Series D, $0.01 par value, 8%, 200,000 shares authorized and outstanding	5,000,000
Redeemable convertible preferred stock - Series E, $0.01 par value, 8%, 1,215,190 shares authorized and outstanding	25,500,000
Redeemable convertible preferred stock - Series F, $0.01 par value, 8%, 1,126,219 shares authorized and outstanding	45,048,760
Redeemable convertible preferred stock - Series G, $0.01 par value, 8%, 100,000 shares authorized and outstanding	3,500,000
Redeemable convertible preferred stock - Series H, $0.01 par value, 8%, 65,000 shares authorized and outstanding	2,925,000
Accrued dividends on redeemable convertible preferred stock	10,918,013
Total redeemable preferred stock	127,391,836
Stockholders' deficit:	
Convertible preferred stock - Series B, $0.01 par value, 8%, 175,443 shares authorized and outstanding	1,754
Common stock voting, $0.001 par value, 120,000,000 shares authorized and 7,677,120 shares issued and outstanding	7,677
Common stock non voting, $0.001 par value, 405,080 shares authorized, issued and outstanding	405
Warrants, 15,000,000 authorized and issued, 3,586,400 outstanding	5,888,771
Additional paid-in capital	4,145,828
Unearned compensation	(245,299)
Accumulated deficit	(90,416,463)
Cumulative translation adjustment	54,613
Receivable for common stock subscribed	(1,042,487)
Total stockholders' deficit	(81,605,201)
Total	$ 56,041,598

The accompanying notes are an integral part of this consolidated financial statement.

1. Organization and Principal Business Activity

MarketAxess Inc. (the "Company"), a Delaware company incorporated on April 11, 2000, operates an internet based interactive electronic data communication system (the "System") primarily for the distribution and trading of fixed income securities. The System facilitates transactions between certain participating dealers ("Participating Dealers") and institutional clients ("Users"). The Company's Participating Dealers, some of which are shareholders of the redeemable convertible preferred stock of the Company, are as follows: J.P. Morgan Chase, Bear Stearns, Deutsche Bank, UBS, ABN Amro, Credit Suisse First Boston, Lehman Brothers, Banc of America, BNP Paribas, Dresdner Kleinwort Wasserstein and Morgan Stanley.

On March 23, 2001, the Company acquired Trading Edge, Inc., a Delaware company that also operates an internet based electronic trading system. (See Note 3).

The Company offers two types of trading platforms: disclosed and anonymous. The disclosed trading platform is used for High Grade, Eurobonds and Emerging Market bonds. High Yield, Emerging Market and Convertible bonds are available on the anonymous trading platform.

The Company and its subsidiary, Trading Edge, Inc. are registered broker-dealers with the U.S. Securities and Exchange Commission (the "SEC"), and the National Association of Securities Dealers, Inc. The Company also has international subsidiaries: MarketAxess Europe Limited which is a registered broker-dealer with the Securities and Futures Authority in the United Kingdom ("U.K.") and Market Axess Europe Leasing Limited.

2. Significant Accounting Policies

Accounting developments

In June 2001 the FASB issued SFAS 141, "Business Combinations" ("SFAS 141"), which revises the financial accounting and reporting for business combinations, and SFAS 142, "Goodwill and Other Intangible Assets" ("SFAS 142"), which revises the financial accounting and reporting for goodwill and other intangible assets. The provisions of SFAS 141 apply to all business combinations initiated after June 30, 2001 as well as business combinations accounted for by the purchase method for which the date of acquisition is July 1, 2001 or later. This had no effect on the Company.

SFAS 142 establishes how intangible assets (other than those acquired in a business combination) should be accounted for upon acquisition. It also addresses how goodwill and other intangible assets should be accounted for subsequent to their acquisition. Goodwill and intangible assets that have indefinite useful lives no longer will be amortized but will be tested at least annually for impairment. Intangible assets with finite lives will continue to be amortized over their useful lives. The provisions of SFAS 142 are required to be adopted January 1, 2002. Impairment losses that arise due to the initial application of SFAS 142 are required to be reported as a change in accounting principle. The Company has determined that the adoption of SFAS 142 will not result in an impairment of goodwill.

Basis of presentation

The consolidated financial statements include the accounts of MarketAxess Inc. and its subsidiaries, Trading Edge, Inc., MarketAxess Europe Limited and MarketAxess Europe Leasing Limited. All intercompany transactions and balances have been eliminated.

Assets and liabilities denominated in foreign currencies are translated using exchange rates at the end of the year.

Use of estimates

The preparation of this financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Credit risk

The Company through its subsidiary, Trading Edge, Inc., operates an anonymous internet based electronic trading system for financial institutions and broker-dealers. The Company executes trades on a riskless principal basis which are cleared and settled by independent clearing brokers. The Company is exposed to credit risk in the event a contra-party does not fulfill its obligation to complete the transaction. The Company uses various procedures to manage its credit exposure, including a review of the credit standing and the establishment of credit limits for each contra-party.

The Company enters into forward foreign currency exchange contracts to hedge its investment in its international subsidiaries, MarketAxess Europe Limited.

Cash and cash equivalents

Cash and cash equivalents include cash and money market funds maintained at major U.S. and U.K. banks. The Company defines cash equivalents as short-term interest bearing investments with maturities at time of purchase of three months or less.

Short-term investments

Short–term investments consist of U.S. government obligations and certificates of deposits with maturities at the time of purchase of less than one year, which are reported at fair value.

Depreciation and amortization

Fixed assets are carried at cost less accumulated depreciation and amortization. The Company uses a straight-line method of depreciation. During the year the Company changed the estimated useful lives of fixed assets from two years to three years. This change in an accounting estimate was effective as of January 1, 2001.

In addition, effective with the acquisition of Trading Edge, Inc., depreciation and amortization policies for Trading Edge, Inc. were harmonized with those of the Company.

Leasehold improvements are stated at cost and are amortized using the straight-line method over the lesser of the improvement or the remaining term of the lease. The amortization begins at the time the property is occupied.

Software development costs

The Company capitalizes certain costs associated with the acquisition or development of internal use software and includes the costs in fixed assets and software at the point at which the conceptual formulation, design and testing of possible software project alternatives have been completed. Software costs include the cost of software tools and licenses used in the

development of the Company's systems, as well as payroll and consulting costs. The Company amortizes these costs on a straight-line basis over three years.

Deposits with clearing brokers and rental deposits
Deposits with clearing brokers and rental deposits include $1,568,006 held by clearing brokers and $1,613,638 held by the lessors of the spaces the Company occupies.

Goodwill and intangible assets
As discussed in Note 3, the Company acquired Trading Edge, Inc. on March 23, 2001. The Company amortizes goodwill and intangible assets over a period of three years. The estimated value of these assets will be periodically reevaluated.

Warrants and Options
The Company issues performance warrants to selected dealers and allocates to selected dealers options to purchase common stock of the Company. The Company accounts for the warrants and options in accordance with SFAS 123, "Accounting for Stock-Based Compensation".

Stock-based compensation for employees
The firm has elected to account for stock-based employee compensation plans in accordance with Accounting Principles Board Opinion (APB) No. 25, "Accounting for Stock Issued to Employees," as permitted by SFAS No. 123, "Accounting for Stock-Based Compensation."

Income taxes
The Company recognizes both the current and deferred tax consequences of all transactions recognized in the consolidated financial statements, calculated based on the provisions of enacted tax laws, including the tax rates in effect for current and future years. Valuation allowances are established for deferred tax assets when it is more likely than not that they will not be realized.

3. Acquisition of Trading Edge, Inc.

On March 23, 2001 the Company acquired Trading Edge, Inc. The non-cash transaction was accounted for in accordance with the purchase method of accounting, with consideration for the purchase represented by shares issued by the Company. The Company issued 1,126,219 redeemable convertible Series F preferred shares, and 1,070,140 common shares. The total value of the acquisition of Trading Edge, Inc. was $46,332,926. The excess of the purchase price over the fair value of Trading Edge, Inc.'s net assets at the date of acquisition was $4,224,134 and has been allocated to software for $2,700,000, intangible assets of $600,000 and goodwill of $924,134 included in other assets. The intangible asset and goodwill are being amortized over three years. In October 2001, the Company elected to terminate the Trading Edge, Inc. originated municipal bond trading platform which, as a result, reduced the amount allocated to software by $1,566,000 and the amount allocated to intangible assets by $535,995. The remaining balance of intangible assets and goodwill after amortization at December 31, 2001 is $651,769.

4. **Net Capital Requirements**

Pursuant to the Uniform Net Capital Rule under the Securities Exchange Act of 1934, the Company is required to maintain minimum net capital, as defined, equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness, as defined. At December 31, 2001, the Company had net capital of $10,457,769, which exceeded required net capital of $504,671 by $9,953,098. The Company's ratio of aggregate indebtedness to net capital was .72 to 1.

Trading Edge, Inc. also maintains a registration as a securities broker/dealer. It is a non-consolidated, non-flow through subsidiary for purposes of the Company's net capital calculation. Pursuant to the Uniform Net Capital Rule under the Securities Exchange Act of 1934, Trading Edge Inc. is required to maintain minimum net capital, as defined, equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness, as defined. At December 31, 2001, Trading Edge, Inc. had net capital of $13,089,202, which exceeded the required net capital of $100,780 by $12,988,422. Trading Edge Inc.'s ratio of aggregate indebtedness to net capital was .12 to 1.

Both the Company and Trading Edge, Inc. are exempt from SEC Rule 15c3-3 as neither Company holds customer securities on account or funds, as defined.

MarketAxess Europe Limited is subject to certain financial resource requirements by the Securities and Futures Authority. At December 31, 2001, MarketAxess Europe Limited had financial resources, as defined by the Securities and Futures Authority of £1,789,000, which exceeded the required financial resources requirement of £821,000 by £968,000.

As discussed in Note 10, the Company's Participating Dealers own $116,473,823 of the Company's redeemable convertible preferred stock. Such stock may not be redeemed to the extent it is required for the Company's continued compliance with minimum net capital requirements.

5. **Short-term Investments**

Marketable securities consist of U.S. government obligations of $25,026,060 and certificates of deposit of $1,586,605 and are stated at estimated fair values.

6. **Furniture, Equipment and Leasehold Improvements**

Furniture, equipment, and leasehold improvements, net, are comprised of the following at December 31, 2001:

Computer and related equipment	$ 6,004,276
Office hardware	2,771,477
Furniture and fixtures	943,793
Accumulated depreciation	(5,319,512)
Total furniture and equipment, net	4,400,034
Leasehold improvements	2,101,912
Accumulated amoritzation	(433,473)
Total leasehold improvements, net	1,668,439
Total furniture, equipment, and leasehold improvements	$ 6,068,473

During the year, the Company determined that certain fixed assets of $2,569,682 were impaired consisting primarily of the abandonment of leasehold improvements on properties which were subsequently sublet.

7. Software Development Costs

Software development costs, net, are comprised of the following at December 31, 2001:

Capitalized software development costs	$ 8,829,067
Less accumulated amortization	(3,549,967)
Total software development costs, net	$ 5,279,100

During the year, the Company determined that certain software development costs of $2,618,500 were impaired, which included a $1,566,000 purchase price allocation to software from the acquisition of Trading Edge, Inc. Of the amount written off, $786,820 related to termination of the convertible bond trading platform and $1,831,680 related to termination of the municipal bond trading platform.

8. Income Taxes

As of December 31, 2001, the company had a gross deferred tax asset of approximately $42,739,388, reduced to a net deferred tax asset of zero by a valuation allowance. Additionally, the Company has a deferred tax asset from MarketAxess Europe Limited and MarketAxess Europe Leasing Limited of $2,243,642. In establishing the valuation allowance, the Company has determined it is more likely than not that its gross deferred tax assets will not be realized as the Company does not have a history of profitability. The Company had a net operating loss carryforward at December 31, 2001, of approximately $93,177,696, which will begin to expire in 2017. Additionally, the Company has a net operating loss from MarketAxess Europe Limited and MarketAxess Europe Leasing Limited of $7,478,806.

As a result of the merger, Trading Edge, Inc. had an "ownership change" within the meaning of Section 382 of the Internal Revenue Code. As a result of Section 3832 and other pertinent tax provisions, the utilization of its net operating loss carryforwards existing at the date of the ownership change are subject to significant limitations.

9. Related Parties

As of and for the year ended December 31, 2001, the Company had the following balances and transactions with related parties that include stockholders and warrant holders:

Cash and cash equivalents	
Cash	$ 537,735
Money market funds	7,785,580
Accounts receivable	1,131,736

Interest rates earned on the money market funds and short-term investments are comparable to rates offered to third parties.

The Company has an agreement with Moneyline Network, Inc. ("Moneyline") to develop a significant core element of the System. In 2000, in consideration for Moneyline's contribution of its licensed core technology, the Company issued 175,443 shares of Series B convertible preferred stock with a fair value of $1,500,000. In the event that Moneyline materially breaches the agreement, as defined, the Company has the right at any time thereafter, at its option, to purchase the stock then held by Moneyline at a price of $1 per share. The license agreement does not have a termination date but it may be terminated under certain defined conditions. Amounts capitalized under the license agreement, which are based on the fair value of the shares issued, will be amortized over the useful life of the developed software, which is three years.

The Company has obtained a letter of credit from a Participating Dealer for $827,009 in relation to the lease of office space for a subsidiary, which expires on November 16, 2005 (See Note 12).

10. Preferred Stock

Redeemable convertible preferred stock:

Series A – On April 19, 2000, the Company issued 1,822,785 shares of Series A redeemable convertible preferred stock ("Series A Preferred Stock") at $13.17 per share for total consideration of $24,000,063.

Series C – On June 20, 2000, the Company issued 607,595 shares of Series C redeemable convertible preferred stock ("Series C Preferred Stock") at $17.28 per share for total consideration of $10,500,000.

Series D – On August 22, 2000 and August 30, 2000, the Company issued 100,000 and 100,000 shares respectively, of Series D redeemable convertible preferred stock ("Series D Preferred Stock") at $25.00 per share for total consideration of $5,000,000.

Series E – On September 11, 2000 and September 13, 2000, the Company issued 607,595 and 607,595 shares respectively, of Series E redeemable convertible preferred stock ("Series E Preferred Stock") at $20.98 per share for total consideration of $25,500,000.

Series F – On March 23, 2001, the Company issued 1,126,219 shares of Series F redeemable convertible preferred stock ("Series F Preferred Stock") in connection with its acquisition of Trading Edge, Inc. Each share was valued at $40.00 for total consideration of $45,048,760.

Series G - On February 7, 2001, the Company issued 100,000 shares of Series G redeemable convertible preferred stock ("Series G Preferred Stock") at $35.00 per share for total consideration of $3,500,000.

Series H - On July 2, 2001, the Company issued 65,000 shares of Series H redeemable convertible preferred stock ("Series H Preferred Stock") at $45.00 per share for total consideration of $2,925,000. The Holder may receive up to 130,000 common shares of the Company upon conversion based on the future level of commission revenue generated by the Holder as defined in the Series H stockholder agreement.

Together, the Series A, C, D, E, F, G and H preferred stock are classified as the Senior Preferred Shares. The Senior Preferred Shares are convertible into common stock at the option of the holder on a ten for one basis. The Senior Preferred Shares automatically convert into shares of

common stock upon the consummation of the sale of shares of common stock in an initial public offering which results in an aggregate offering price of not less than $35,000,000 and a per share offering price of not less than $5.00 (as adjusted for any stock split, dividend, combination or similar event); or, if less than 1,922,785 Senior Preferred Shares remain outstanding. The Senior Preferred Shares have voting rights equivalent to one vote for each share of common stock into which the Senior Preferred Shares could be converted.

Dividends accrue on the Senior Preferred Shares at a rate of 8% per annum and are payable only upon occurrence of liquidation, dissolution or winding up of the Company or the redemption of the Senior Preferred Shares. Cumulative accrued but unpaid dividends are foregone upon conversion of the Senior Preferred Shares into common stock. The Company has accrued dividends on the Senior Preferred Shares and has reflected such accrued dividends as an increase to the redemption value of such shares.

The liquidation preference of the Senior Preferred Shares is equal to the original issue price of the respective class of Senior Preferred Shares plus all cumulative accrued but unpaid dividends.

The Senior Preferred Shares are redeemable at a redemption price equal to the liquidation preference of the shares. The redemption rights of the Senior Preferred Shares are effective only upon a majority vote of the holders of the Senior Preferred Shares on or after March 31, 2005.

The combined aggregate amount of redemption requirements for the Senior Preferred Shares is as follows:

Years ended December 31,	
2001 through 2004	$ -
2005	116,473,823

Convertible preferred stock

The Series B Shares are convertible into common stock on a one for one basis and only in connection with an initial public offering of the Company's stock. Dividends on the Series B Shares accrue at 8% per annum and are subordinate to dividend payments on the Senior Preferred Shares. The Series B Shares hold a liquidation preference equal to the original issue price plus all cumulative accrued but unpaid dividends. The liquidation preference is subordinate to that of the Senior Preferred Shares. Cumulative accrued but unpaid dividends are forfeited upon conversion of the Series B Shares into common stock. As such, the Company has not accrued dividends as liquidation of the Series B Shares is not presently anticipated.

11. Stockholders' Deficit

Common stock split

On June 28, 2001, the Company's Board of Directors declared a ten-for-one stock split of the shares of common stock and of the shares of non-voting common stock, effective June 28, 2001. All references in these financial statements to the number of the shares of common stock and non-voting common stock of the Company and per-share amounts have been restated for all periods presented to reflect the effect of the common stock split.

Common stock
The Company has authorized 120,000,000 shares of voting common stock (the "Common Stock") and 405,080 shares of nonvoting common stock (the "Nonvoting Common Stock"). Common Stock entitles the holder to one vote per share of Common Stock held. Nonvoting Common Stock is convertible on a one for one basis into shares of Common Stock at any time after the earlier of an initial public offering of the Company's stock or the written consent of a majority of the holders of the Senior Preferred Shares.

Restricted common stock and common stock subscribed
The Company has authorized 1,630,297 shares of voting common stock to be awarded to directors and employees. During the year ended December 31, 2001, the Company awarded 192,000 shares and 868,740 shares to employees at $.001 and $1.20, respectively per share. Common stock subscribed was issued in exchange for a three year promissory note which bears interest at the federal funds rate and is collateralized by the subscribed shares. Except for 434,360 shares of common stock subscribed, the awards vest over a period of either one and a half or three years and are restricted as to transferability based on the vesting schedule set forth in the award agreement. For certain of the awards, the Company has a right of first refusal to purchase all or part of the shares of Common Stock that are transferable by the holder upon the vesting of the shares. Upon an initial public offering of the Company's stock, the right of first refusal is terminated and shares may be subsequently sold. For 434,360 shares of common stock subscribed there is no vesting period.

Warrants
Under a U.S. warrant plan, the Company has authorized and reserved for issuance 9,500,000 shares of Common Stock in connection with warrants issued to the holders of Series A, C and E redeemable convertible preferred stock (the "Warrant Holders"). The Warrant Holders are entitled to purchase shares of Common Stock from the Company at an exercise price of $.001 through and including November 30, 2008. As of December 31, 2001, no portion of the warrants had been exercised by the Warrant Holders. Commencing February 1, 2001, 3,562,500 warrants have been allocated to the Series A, C, and E holders at quarterly dates through November 1, 2002 based upon criteria as specified in the warrant agreement.

Prior to the acquisition, Trading Edge, Inc. issued performance warrants to strategic partners. Warrants were issued if the warrant holder met specific levels of volume trading on the Trading Edge, Inc. system. These warrants allowed for strategic partners to purchase common stock in Trading Edge, Inc. at a fixed price over a five-year term from the date of grant. Trading Edge, Inc. recorded an expense based on the fair value of the warrant shares that were earned by the holders in the period. As a result of the purchase of Trading Edge, Inc. the warrants were automatically converted into warrants to purchase 23,900 common shares of the Company.

The Company's dealer warrant activity, including warrants assumed as a result of the Trading Edge, Inc. transaction are summarized as follows:

	Shares	Weighted-Average Exercise Price
Outstanding at December 31, 2000	-	$ -
Granted	3,586,400	0.007
Outstanding at December 31, 2001	3,586,400	$ 0.007

Exercise Price	Number of Warrants Outstanding	Weighted-Average Remaining Contractual Life
$ 0.96	23,900	5.00
$ 0.001	3,562,500	7.32

The Company also has a European warrant plan, similar in terms and has reserved warrants to purchase 5,500,000 shares of the Company's common stock. As of December 31, 2001, this warrant participation has not commenced.

Dealer Stock Options

The Company has authorized for issuance a dealer option pool. The options have been allocated to dealers on a quarterly basis commencing February 1, 2001 through January 2002, based upon criteria as specified in the option pool agreement. For the quarters ended April 30, 171,420 options, July 31, 308,126 options, and October 31, 2001 383,886 options were granted at a strike price of $4.50 expiring one year from the issuance date. No options were exercised during 2001.

The dealer option pool is subject to modification or termination by the Board of Directors at any time and the Board of Directors determines the size of the quarter's pool prior to the commencement of the quarter.

Stock Option Plan for Employees

The Company's 2000 and 2001 Stock Incentive Plans (the "Plans") provide for the grant of options or restricted stock as incentives and rewards to encourage employees and officers to participate in the long-term success of the Company. The Plans provide for the granting of up to 11,446,820 shares of the Company's common stock at the fair value on the date the option is granted. The options vest over a three-year period, at a rate of one-third after one year from the grant date and with the remaining two-thirds vesting on an equal monthly basis over the remaining two-year period. Options expire 10 years from the date of grant. For the year ended December 31, 2001, all options were granted at fair value and no options were exercised.

The Company's stock option activity is summarized as follows:

	Shares	Weighted-Average Exercise Price
Outstanding at December 31, 2000	-	-
Granted	6,098,000	$1.09
Cancelled	267,945	$0.73
Outstanding at December 31, 2001	5,830,055	$1.11

The following table summarizes information about the stock options granted under the Plans outstanding at December 31, 2001:

Exercise Price	Number of Options Outstanding	Weighted-Average Remaining Contractual Life	Number of Options Exercisable
$0.70	1,089,055	8.78	390,188
$1.20	3,314,000	9.40	-
$1.35	1,427,000	9.61	-

The Company applies APB No. 25 and related Interpretations in accounting for the Plans, and has adopted the disclosure-only provisions of SFAS No. 123.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions: zero dividend yield, a volatility factor ranging from 34.59% to 48.75%, risk free interest rate ranging from 6.31% to 3.22% percent, and expected lives of three years.

12. Commitments and Contingent Liabilities

The Company leases office space under operating leases having non-cancelable terms in excess of one year. The minimum annual rental commitments are:

Year ended December 31,	
2002	$ 3,226,013
2003	3,228,433
2004	3,118,012
2005	2,791,160
2006	2,262,447
Thereafter through 2011	8,529,058
	$ 23,155,123

The Company has entered into sublease agreements for two of its properties. The first sublease agreement commenced on July 1, 2001 and will continue through October 31, 2004.

One of the space related leases requires security deposits in the form of letters of credit for the space leased by MarketAxess Europe Limited, for which letters of credit total $920,366. The Company has collateralized these letters of credit with certificates of deposit of $917,967, which are included in short-term investments on the Consolidated Statement of Financial Condition (See Note 5).

At December 31, 2001, the Company is contingently obligated for a letter of credit deposited with a landlord for office space. This letter of credit is collateralized with a certificate of deposit for $400,000 which is included in short-term investments on the Consolidated Statement of Financial Condition (see Note 5). Such cash is restricted and may not be withdrawn so long as the letter of credit is outstanding.

The Company has entered into a foreign exchange forward contract with a related party dealer to sell $2,926,000 US dollars and buy £2,000,000. The forward hedge matures on January 2, 2002 and is secured by a certificate of deposit for $261,833 included within short-term investments (see Note 5). The certificate of deposit is restricted and may not be withdrawn so long as the contract is outstanding.

On January 2, 2002, the Company settled its forward hedge and entered into another forward hedge to sell $1,152,000 US dollars and buy £800,000 for settlement April 2, 2002. This forward hedge is secured by a certificate of deposit for $264,000 which may not be withdrawn so long as the contract is outstanding.

13. Savings and Retirement Plans

The Company offers its employees the opportunity to invest in a defined contribution 401(k) plan (the "401(k) Plan"). The 401(k) Plan is available to all full time employees of the Company. The Company made no contributions to the 401(k) Plan for the year ended December 31, 2001.

14. Business Operations

The Company through the sale of redeemable preferred stock and commission revenues has funded its operating losses since inception. Management has evaluated various strategies to assess the Company's ability to meet future operating expenses and cash needs to ensure that the Company's business operations can continue without interruption. Notwithstanding such plans, there may exist a reasonable possibility that cash flows in future periods may not be sufficient. In the event the Company is unable to meet its future operating expenses or cash needs, the Company has considered various alternatives such as raising additional capital through the sale of stock, alter its fee structure, or reduce operating expenses.

15. Subsequent Events

On February 28, 2002, the Company intends to combine its operations into the operations of Trading Edge, Inc. and change the name of the combined Company to MarketAxess Corporation. As a result of this transaction, the Company will transfer all assets and liabilities that are related to its brokerage operation to MarketAxess Corporation. Subsequent to the transfer, the Company will change its name to MarketAxess Holdings Inc.

The Company's Board of Directors elected to terminate the dealer option pool at the end of January 2002. As a result, no new options will be issued.

On February 5, 2002, the Company entered into a dealer agreement with Merrill Lynch. As provided for in the agreement, Merrill Lynch was granted the use of the Company's trading platform.